Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

February 5, 2016

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,
/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
Buffered Return Equity Securities due August 2, 2018	January 29, 2016	K605
Buffered Accelerated Return Equity Securities due February 5, 2018	February 1, 2016	K622
Absolute Return Barrier Securities due February 3, 2020	January 29, 2016	T687
Accelerated Barrier Notes due February 3, 2021	January 29, 2016	T688
Digital Plus Barrier Notes due February 3, 2020	January 29, 2016	T689
Trigger Performance Securities	February 2, 2016	T699
Digital Plus Barrier Notes due August 4, 2017	January 28, 2016	T700
Digital Plus Barrier Notes due February 13, 2017	January 28, 2016	T701
High/Low Coupon Callable Yield Notes due August 3, 2017	January 29, 2016	U1426
One Year 8.00% per annum Autocallable Yield Notes due February 3, 2017	January 29, 2016	U1427

7.75% per annum Contingent Coupon Autocallable Yield Notes due February 3, 2021	January 29, 2016	U1443
7.00% per annum Contingent Coupon Callable Yield Notes due February 3, 2021	January 29, 2016	U1454